4/7

06018300

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carrick Gold Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FILE NO. 82- 34948 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/9/06

CARRICK GOLD
LIMITED
ACN 100 405 954

SEC File No. 82-34948



6-30-06
AR/S

RECEIVED
2006 NOV -7 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual report 2006

Contents

Directors	Frank Carr *Executive Chairman* Brian Martin *Director* Victor Webb *Director*
Company Secretary	Bevan A. Jaggard
Business Address	Level 9 37 St George's Terrace Perth WA 6000
Mailing Address	GPO Box 2567 Perth WA 6001
Registered Office	Level 11 16 St George's Terrace Perth WA 6000
Solicitors	Lawton Gillon Level 11 16 St George's Terrace Perth WA 6000
Share Registry	Advanced Share Registry Services 110 Stirling Highway Perth WA 6009
Auditor	RSM Bird Cameron Partners 8 St George's Terrace Perth WA 6000
Stock Exchange	Australian Stock Exchange Ltd (ASX) Exchange Plaza 2 The Esplanade Perth WA 6000
Web Address	www.carrickgold.com
Phone	+61 8 9225 5544
Fax	+61 8 9225 5533



Highlights

In 2005/06, Carrick Gold Limited advanced significantly towards determining an even greater resource within the Carrick Vale Tenements, Kalpini Project, and Halfway Hill tenements.

Highlights

- Increase in JORC compliant resource to over 2.2 million gold ounces
- 100% + increase in measured and indicated resource categories to 614,644 gold ounces
- 2 million share placement at $0.50 to raise $1,000,000
- Aegis Equities Research revalues the Company to $83 million or $1.28 on current outstanding share capital.
- Increase in overall grade from 2.2 g/t to 2.43 g/t.
- RC drilling at the Kalpini project returned high grade intercepts
- Sampling of ore stockpiles at the Lindsay's trial pit has identified 200,000 tonnes of ore grading c. 1.6 grams per tonne
- Acquisition of mining lease M27/34 at Lindsay's Project
- Initial 200,000oz gold resource at Kalpini


121°30'E
122°00'E
Lindsay's Project
Halfway Hill
25km
Camelia
Silver Swan
(treatment plant)
Yarri
Kalpini Project
El Dorado
30°30'S
Kurnalpi - Pinjin Road
Kanowna Belle
(treatment plant)
55km to Lindsay's
Yarri Road
Bulong Road
Kalgoorlie
Boulder
Mt Monger
Road
Trans-Australian Railway
31°00'S
Darwin
Northern
Territory
Queensland
Western
Australia
South
Australia
Brisbane
Kalgoorlie
New South
Wales
Perth
Sydney
Adelaide
Canberra
ACT
Victoria
Melbourne
1000 km

Figure 1a: Location Plan of Carrick Vale Tenements

Review of Operations

During the past year, Carrick Gold Limited completed a resource drilling programme of 168 R.C. holes for 20,993 metres. Included in that total were 100 R.C. holes that were drilled at Kalpini for 11,826 metres.

Two Diamond Core holes were also drilled at the Lindsay's Project for 587.9 metres.

At Halfway Hill (E27/318), one Diamond Drill hole for 544 metres and 2 R.C. holes for 649 metres were completed to test for a nickel anomaly.

1. Lindsay's Project

Carrick Gold completed an intensive drilling programme at Lindsay's Project, which is 100% owned by the Company. This resulted in an increase in the resource from last year's figures.

Table 1: Carrick Gold Limited Gold Resource

Year ended 2005	Tonnes (Millions)	Grade (g/t) (grams per tonne)	Gold Ounces
Measured:	0.16	3.0	15,385
Indicated:	3.7	2.3	272,256
Inferred:	19.7	2.2	1,389,103
Total:	**23.5 Million Tonnes @ 2.2 g/t for 1.67 Million Ounces**		

Year ended 2006	Tonnes (Millions)	Grade (g/t) (grams per tonne)	Gold Ounces
Measured:	0.349	3.4	38,068
Indicated:	6.84	2.63	576,576
Inferred:	18.54	2.35	1,396,442
Total:	**25.72 Million Tonnes @ 2.44 g/t for 2.01 Million Ounces**		

The Lindsay's gold resource has increased by 340,000 ounces.

The cost of finding this additional resource, including drilling and laboratory assaying, was a very economic $1.40 per ounce.


Lindsay's Project
Richfield Prospect
Parrot Feathers
Neves Prospect
Lindsay's East
Lindsay's Central
Lindsay's West
Nook Prospect
West Prospect
South Prospect
N
LEGEND
Gold Structures
Dolerite
Basalt
Granite/granodiorite
Porphyry
Sediment
0
250
500
1000

Lindsay's Project: Gold Mineralised Structural Trends

New targets have been identified for systematic drilling for the coming year. Check-assay testing will also be carried out on old data to verify results along with bulk density testing on ore and waste.

Surveyed gridding of the Lindsay's tenements was completed during the year and environmental issues were addressed. These issues included capping of drill holes and removal of plastic sample bags.

DRILLING HIGHLIGHTS: LINDSAY'S PROJECT						
HOLE ID	NORTHING	EASTING	DEPTH (m)	FROM (m)	TO (m)	GRADE
LD5	47870	17900	405.5	326	327	41.31
PFRC242	46470	18460	150	128	129	16.51
PFRC247	48050	18460	150	120	121	102.45
PFRC250	48020	18500	120	106	107	27.8
PFRC252	48410	18519	100	80	81	10.8
PFRC253	48490	18459	150	121	123	4.28

2. Kalpini Project

The Reverse Percussion drilling at the Gambia/Carmelia Prospect has shown the presence of a gold mineralised corridor existing within a dolerite host rock, which extends for over 1 kilometre.


Gambia Sth
Camelia Pit
Gambia
Including:
KPRC88 - 1m @ 45.3 @ 7
KPRC33 - 1m @ 8.3 @ 22
KPRC65 - 2m @ 5.8 @ 22
KPRC26 - 3m @ 3.5 @ 27
KPRC26 - 2m @ 30.8 @ 31
KPRC15 - 2m @ 9.7 @ 31
KPRC24 - 1m @ 5.6 @ 34
KPRC44 - 1m @ 6.9 @ 42
KPRC28 - 3m @ 5 @ 44
KPRC05 - 2m @ 7.7 @ 44
KPRC06 - 5m @ 10.1 @ 45
KPRC46 - 1m @ 6.6 @ 47
KPRC17 - 2m @ 15.5 @ 48
KPRC15 - 2m @ 18.6 @ 48
KPRC05 - 4m @ 19.8 @ 47
KPRC63 - 2m @ 5.5 @ 70
KPRC29 - 1m @ 13.2 @ 68
KPRC40 - 3m @ 5.6 @ 62
KPRC22 - 2m @ 5.9 @ 61
KPRC27 - 2m @ 6.5 @ 57
KPRC16 - 2m @ 9.1 @ 50
KPRC25 - 3m @ 4.7 @ 49
KPRC65 - 2m @ 4.6 @ 45
KPRC20 - 1m @ 40 @ 53
KPRC21 - 1m @ 7.5 @ 54
KPRC54 - 1m @ 9.5 @ 108
KPRC26 - 2m @ 11.5 @ 79
KPRC54 - 3m @ 3.4 @ 89
KPRC60 - 2m @ 7.6 @ 95
KPRC57 - 3m @ 2.6 @ 100
N
0
100
200
300
Scale 1:5000
KALPINI PROJECT
GAMBIA - GAMBIA STH
Intersections > 1g/t
400
200
0
400
600
800
1000
1200

Review of Operations

The potential for a significant probable ore reserve for an open cut mine is considered very high and further close-spaced drilling and metallurgical testing is planned.

Reverse circulation drilling has continued at the Atlas structure where significant gold mineralisation has occurred over a strike distance of over 500 metres.

Drilling has shown the structure to be open-ended to the northwest and southeast with a further 500 metres of strike towards the northwestern boundary of P27/260 remaining untested. The strike contains gold mineralisation and the presence of gold workings along with anomalous holes from previous exploration.

The works programme for the coming year will include infill drilling to define a measured resource at Gambia/Camelia and to extend drilling at the Atlas structure. This will provide a resource down to 150 metres vertical depth.

The current indicated resource for the Gambia/Camelia Prospect now stands at 1.92Mt for 200,615oz at a grade of 3.26g/t.

DRILLING HIGHLIGHTS: KALPINI						
HOLE ID	NORTHING	EASTING	DEPTH (m)	FROM (m)	TO (m)	GRADE
KPRC005	4556	1340	70	44	51	19.98
					including 4m at 31.83	
KPRC006	4530	1356	70	32	51	4.33
KPRC16	41200.21	42224.6	70	48	52	27.12
KPRC20	41250	42300	70	52	56	10.09
KPRC45	41224	42199	90	53	56	4.2
KPRC60	41700	42749	108	18	19	5
				95	97	7.6
KPRC26	41250	42200	90	27	33	12.1
					including 1m at 50.24	
KPRC59	41700	42699	120	49	56	8.5

Review of Operations

3. Halfway Hill (E27/318)

Work at the Halfway Hill Property was designed to test a nickel anomaly on the eastern boundary of E27/318 (2 R.C. holes).

A diamond drill hole, drilled to a depth of 544 metres, intersected high magnesium basalt and felsic volcanic flows. Sampling of the drill core, including surface and downhole electromagnetic surveys, is planned to determine the presence of massive sulphide mineralisation.

4. Other tenements

All tenements are in good standing with no outstanding issues. Expenditure requirements have been met with no overdue payments and no exemptions from expenditure responsibilities have been requested.


Lindsay's Project
Halfway Hill
Carmelia
Silver Swan (treatment plant)
Kanowna Belle (treatment plant)
El Dorado
Kalpini Project
Kalgoorlie
Boulder
Trans-Australian Railway
0
25km
Kalpini Project
El Dorado
Kalpini Project
N
LEGEND
Porphyritic Basalt
Black Shale
Existing Open Pit
Tenement Boundaries
0
250
500
1000

Kalpini Project: Location Plan and Local Geology

Review of Operations

CARRICK GOLD TENEMENT SCHEDULE

Project	Tenement	Ownership	Area	Annual Commitment
Gindalbie	E27/237*	100%	1 Block	$10,000
	E27/248*	100%	10 Blocks	$20,000
	E27/262*	100%	1 Block	$10,000
	E27/263*	100%	1 Block	$10,000
	E27/315*	100%	1 Block	$10,000
	E27/316*	100%	2 Blocks	$15,000
	P27/1543*	100%	51Ha	$2,040
Halfway Hill	E27/317	100%	14 Blocks	$20,000
	E27/318	100%	24 Blocks	$21,000
Lake Emu	E31/649*	100%	13 Blocks	$20,000
	P27/1615	100%	198Ha	$7,920
	P27/1616	100%	200Ha	$8,000
	P27/1617	100%	199Ha	$7,960
	P27/1618	100%	197Ha	$7,880
Lake Penny	P27/1619*	100%	120Ha	$4,800
El Dorado	P27/1620*	100%	167Ha	$6,680
Lindsay's	P27/1637	100%	35Ha	$2,000
	P27/1638	100%	126Ha	$5,040
	P27/1639	100%	115Ha	$4,600
	P27/1646	100%	145Ha	$5,800
	P27/1673	100%	29.76Ha	$2,000
	M27/34*	100%	129.55Ha	0
	M27/169	100%	116.45Ha	$11,700
	P27/1198	100%	84.4Ha	$3,400
	P27/1199	100%	119.2Ha	$4,800
	P27/1200	100%	118.7Ha	$4,760
	P27/1203	100%	119.8Ha	$4,800
	P27/1205	100%	120Ha	$4,800
	P27/1256	100%	116Ha	$4,680
	P27/1257	100%	115.7Ha	$4,640
	P27/1519	100%	31.4Ha	$2,000
	P27/1566	100%	35Ha	$2,000
	P27/1681*	100%	35.8Ha	0
Kalpini	P27/1260	100%	100Ha	$4,000
	P27/1261	100%	109Ha	$4,360
	P27/1262	100%	184Ha	$7,360
	P27/1263	100%	192Ha	$7,680
		TOTALS	**18,149.79Ha**	**$271,700**

NB: 1 block = approx 280Ha

**Tenements acquired during the year by purchase or transfer*












Directors' Report

The directors present their financial report on the company and the economic entity for the financial year ended 30 June 2006.

Directors

The names of directors in office at any time during or since the end of the financial year are listed hereunder. Directors were in office for the entire period under review.

- Frank Carr
- Victor G Webb
- Brian Martin

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Information on Directors

Frank Carr *MBA, FAIM, FInstD – Executive Chairman*

Mr Carr has been a company director for over thirty years and has extensive experience in management, corporate advisory and business recovery activities. He has directed many successful initial public offerings and stock exchange listings in Australia, New Zealand, and the USA. As joint founder and managing director of Miniskips Limited, in May 1985, he was responsible for the then most successful entrant to the Australian Stock Exchange. On his resignation in December 1986, the company's market capitalisation had grown from $3 million to $130 million, it had established a new market segment within the waste industry in Australia and New Zealand, and it had received the Australian Marketing Institute Award for that year.

In 1988 Mr Carr took control of Ampersand International Limited which he restructured and renamed Southern Group Limited. When he resigned as CEO in 1993, the Company had been operating profitably for two years and had received numerous awards for technical, marketing, and export achievements. After an absence of 2 years, in August 1995, he was asked to again assume control as CEO in order to rescue the Company from insolvency. He again effected the corporate and financial restructure of the Company [which, in 1997, he renamed Voicenet (Aust) Ltd] and in May 2000 he again resigned from the board and the Company. During the period of his stewardship the company's fully diluted market capitalisation grew from $3 million to $600 million and a $10,000 investment, held from the time of his appointment as CEO in August 1995 to the time of his departure from the company in May 2000, including bonus issues, had increased in value to $700,000.

In 1996 he became the founding Chairman and CEO of Voicenet, Inc ('VNI') in the USA. The following year he completed an IPO of US$6 million for VNI and listed it on the NASDAQ Bulletin Board. In July 2000 he elevated VNI to a listing on the American Stock Exchange with a market capitalisation of US$132 million and in October 2000 he resigned from the Board and severed his connection with the Company.

Mr. Carr is currently chairman of a number of public companies. He is a recipient of the Australian Entrepreneur of the Year Award, holds a Master's degree in Business Administration and is a Fellow of both the Australian Institute of Management and the Institute of Directors (UK).

Brian Martin *BSc (Hons), PhD – Director*

Dr Martin received his primary degree and doctorate from the University of Manchester. He spent two years as a research scientist with the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and he has served in the Economic Policy Section of the Australian Foreign Service. During a period in which he worked with the United Nations Environment Programme, he helped establish the Global Environmental Monitoring System. In 1979 he became a Research Fellow with the Rockefeller Foundation at the Massachusetts Institute of Technology and Harvard University.

Dr Martin has acted as an independent consultant in many merger and takeover situations and he has an extensive list of publications to his credit. A former banking advisor and director of mining companies and capital corporations, Dr Martin has a great deal of experience in company direction and management and has consulted widely to companies since his return to Australia.

Victor Webb *Director*

Educated at Durham University, Mr Webb initially became a journalist for several international newspapers. He joined Dow Jones in the United Kingdom and was appointed Managing Director of Dow Jones International Marketing and International Director of Dow Jones & Co Inc. He was later appointed Vice President of the Dow Jones International Group, was the founding Director of Nikkei International Ltd Tokyo and also served as a director of the Far Eastern Economic Review, the South China Morning Post, and the Straits Times of Singapore. During that period he was instrumental in the establishment of the Asian and European editions of the Wall Street Journal. Mr Webb has also represented the World Gold Council for over ten years.

Based in New York Mr Webb is currently President of the international communications group, Marston Webb International, and his clients include or have included the governments of Australia, Hungary, the Czech Republic, Portugal, Austria, Germany, New York State and others and entities such as General Motors, the Trump Organisation, the Prague Stock Exchange, the Istanbul Stock Exchange, Danish Telecom and TV Japan.

Bevan Jaggard *Company Secretary*

Mr Jaggard has over 30 years experience in the fields of project management and business development both for local government and in his own right. He is an experienced company director and secretary and has served local communities in many capacities in business and charitable associations.

Directors' Report

Interests in shares and options of the company

At the date of this report the interests of the directors in the shares and options of Carrick Gold Limited were:

	Ordinary Shares	Options over Ordinary Shares
Frank Carr	36,400,000	14,000,000
Brian Martin	410,000	180,000
Victor Webb	200,000	100,000

Dividends Paid or Recommended

The directors do not recommend the payment of a dividend and no dividends have been paid or declared since the end of the last financial year.

Nature of Operations and Principal Activities

The Company conducted exploration on its tenements during the year and applied for and acquired additional tenements with the objective of identifying economic mineral deposits. A review of operations and the Chairman's Statement are contained elsewhere in the Annual Report.

Employees

The Company employed 2 employees as at 30 June 2006 (2005 : 1 employee).

Significant Changes in the State of Affairs

No significant changes in the state of affairs of the Company occurred during the financial year other than as stated herein.

Significant Events after Balance Date

No matters or circumstances besides those disclosed in Note 21 have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Operating Results for the Year

The operating loss after income tax of the Company for the year ended 30 June 2006 was $567,616 (2005: $331,897).

Directors' Report

Summary of 2006 Operating Results

	Revenues	Results
Geographic Segment		
Australia	$121,391	$567,616
Revenues and loss from ordinary activities before income tax expense	$121,391	$567,616
Shareholder returns	**2006**	**2005**
Basic loss per share in cents	(0.9)	(0.8)

Risk Management

The Board is responsible for ensuring that risks and opportunities are identified in a timely manner and that activities are aligned with the risks and opportunities identified by the Board.

The Company believes that it is crucial for all Board members to be a part of this process and, as such, the Board has not established a separate risk management committee.

The Board has a number of mechanisms in place to ensure that management's objectives and activities are aligned with the risks identified by the Board. These include Board approval of a strategic plan which encompasses strategy statements designed to meet stakeholders needs and manage business risk, and implementation of Board approved operating plans and budgets and the monitoring thereof.

Likely Developments and Expected Results

The Company will maintain the present status and level of operation and hence, no likely unwarranted developments in the entity's operations are expected.

Environmental Issues

The Company is subject to significant environmental regulation in respect of its exploration activities.

The Company aims to ensure the appropriate standard of environmental care is achieved and, in doing so, that it is aware of and is in compliance with all environmental legislation. The directors of the Company are not aware of any breach of environmental legislation for the year under review.

Indemnification of Officers and Insurance Premiums

There were no policies of insurance in place during the year, to indemnify officers of the company.

Directors' Report

Share Options

Unissued shares

At the date of this report there are 29,794,763 unissued ordinary shares in respect of which options are outstanding. These options do not entitle the holders to participate in any share issue of the Company or any other body corporate.

	Number of Options
Balance at the beginning of the year	33,472,500
Exercised at 20 cents on or before 31 December 2006	(3,677,737)
Total number of options outstanding as at 30 June 2006	29,794,763

No person entitled to exercise any option referred to above has or had by virtue of that option a right to participate in any share issue of any other body corporate.

Remuneration Report

This report outlines the remuneration arrangements in place for directors and executives of the Company.

Remuneration Policy

The remuneration policy of Carrick Gold Limited has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the economic entity's ability to attract and retain the best executives and directors to run and manage the economic entity.

The Board's policy for determining the nature and amount of remuneration for board members and senior executives of the economic entity is as follows:

The remuneration policy setting out the terms and conditions for the executive directors and other senior executives was developed by the Board. All executives receive a base salary (which is based on factors such as the length of service and experience) and superannuation. The Board reviews executive packages annually by reference to the economic entity's performance, executive performance, and comparable information from industry sectors and other listed companies in similar industries.

The Board may exercise discretion in relation to approving incentives, bonuses, and options. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth.

Executives are also entitled to participate in the employee share and option arrangements.

The executive directors and executives receive a superannuation guarantee contribution required by the government which is currently 9% and do not receive any other retirement benefits. Some individuals, however, may choose to sacrifice part of their salary to increase payments towards superannuation.

All remuneration paid to directors and executives is valued at the cost to the Company and expensed. Shares given to directors and executives are valued as the difference between the market price of those shares and the amount paid by the director or executive. Options are valued using the Black-Scholes methodology.

The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The Board determines payments to the non-executive directors and reviews their remuneration annually based on market practice, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders in general meeting (currently $160,000). Fees for non-executive directors are not linked to the performance of the Company. However, to align directors' interests with shareholders interests, the directors are encouraged to hold shares in the Company and are able to participate in employee option plans.

Performance-based Remuneration

The Company currently has no performance-based remuneration component built into director and executive remuneration packages.

Directors' Report

Company Performance, Shareholder Wealth and Directors' and Executives' Remuneration

The remuneration policy has been tailored to increase goal congruence between shareholders and directors and executives. Currently, this is facilitated through the issue of options to the majority of directors and executives to encourage the alignment of personal and shareholder interests. The Company believes this policy will be effective in increasing shareholder wealth. At commencement of mine production, performance-based bonuses based on key performance indicators will be considered.

(a) Key management personnel compensation

2006	Short-term benefits			Post-employment benefits		Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Others $	Total $
Directors								
Frank Carr	80,000	-	-	-	-	-	80,000+	160,000
Brian Martin	40,000	-	-	-	-	-	-	40,000
Victor Webb	40,000	-	-	-	-	-	-	40,000
Sub-total Directors	**160,000**	**-**	**-**	**-**	**-**	**-**	**80,000**	**240,000**
Other key management personnel								
Bevan Jaggard	62,526	-	-	5,627	-	-	-	68,153
Elaine Carr	**24,750***	**-**	**-**	**2,228**	**-**	**-**	**-**	**26,978**
Totals	**247,276**	**-**	**-**	**7,855**	**-**	**-**	**80,000**	**335,131**

2005	Short-term benefits			Post-employment benefits		Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Others $	Total $
Directors								
Frank Carr	40,000	-	-	3,600	-	-	20,000+	63,600
Brian Martin	20,000	-	-	1,800	-	-	-	21,800
Victor Webb	20,000	-	-	-	-	-	-	20,000
Sub-total Directors	80,000	-	-	5,400	-	-	20,000	105,400
Other key management personnel								
Bevan Jaggard	50,000	-	-	4,500	-	-	-	54,500
Totals	130,000	-	-	9,900	-	-	20,000	159,900

+Fees paid in the normal course of business for management and administration services totalling $80,000 (2005: $20,000) paid to Noble Pacific Limited, a company of which Frank Carr is a director.
* Commenced employment 16 January 2006

(b) Shareholdings of directors and other key management personnel

	Balance 1 July 2005	Received as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2006
Directors					
Frank Carr	36,00,000	-	-	300,000	36,300,000
Brian Martin	410,000	-	-	-	410,000
Victor Webb	200,000	-	-	-	200,000
Other key management personnel					
Bevan Jaggard	1,906,000	-	-	-	1,906,000
Elaine Carr	-	-	-	-	-
Totals	38,516,000	-	-	300,000	38,816,000

(c) Option holdings of directors and other key management personnel

	Balance 1 July 2005	Received as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2006
Directors					
Frank Carr	17,695,800	-	-	(3,695,800)	14,000,000
Brian Martin	180,000	-	-	(50,000)	130,000
Victor Webb	100,000	-	-	-	100,000
Other key management personnel					
Bevan Jaggard	950,000	-	-	-	950,000
Elaine Carr	-	-	-	-	-
Totals	18,925,800	-	-	(3,745,800)	15,180,000

(d) Other transactions and balances with directors and other key management personnel

Loans

During the financial year ended 30 June 2005, $19,000 was loaned to Carrick Gold Limited by Frank Carr's director-related entities. Outstanding debt of $1,829,000 payable to director-related entities was extinguished with the issue of 9,145,000 shares at 20 cents each. Interest of $20,000 was paid in relation to these loans.

(e) Service Agreement

The Company has entered into a service agreement with Noble Pacific Limited, a director related entity, which commenced 1 April 2005 at the rate of $20,000 per quarter for management and administration of the Company. The agreement is renewable by negotiation and mutual consent.

Directors' Report

Meetings of Directors

During the financial year, 2 meetings of directors were held. There were no committees of directors during the year. Attendances by each director during the year were as follows:-

	Number of meetings eligible to attend	Number attended
Frank Carr	2	2
Victor G Webb	2	2
Brian Martin	2	2

Auditor's Independence Declaration

We have obtained an Auditor's Independence Declaration. Please refer to "Auditor's Independence Declaration" included within the financial statements.

Litigation and Other Actions

The Company is not involved in any litigation or other actions.

Signed in accordance with a resolution of the directors.



Frank Carr
Chairman

Dated at Perth this 18th day of August 2006

Corporate Governance Statement

Board Composition

The Company's constitution provides that the number of directors shall not be less than three and not more than nine. There is no requirement for any shareholding qualification.

As and when the Company's activities increase in size, nature and scope, the size of the Board will be reviewed periodically and the optimum number of directors required to supervise adequately the Company's operations determined, within the limitations imposed by the constitution and as circumstances demand.

The membership of the Board, its activities and composition is subject to periodic review. The criteria for determining the identification and appointment of a suitable candidate for the Board shall include quality of the individual, background of experience and achievement, compatibility with other board members, credibility within the Company's scope of activities, intellectual ability to contribute to board duties and physical ability to undertake board duties and responsibilities.

Directors are initially appointed by the full board subject to election by shareholders at the next general meeting. Under the Company's constitution the tenure of a director (other than the managing director, and only one managing director) is subject to re-appointment by shareholders not later than the third anniversary following his or her last appointment. Subject to the requirements of the Corporations Act 2001, the Board does not subscribe to the principle of retirement age and there is no maximum period of service as a director. A managing director may be appointed for any period and on any terms the Directors think fit and, subject to the terms of any agreement entered into, may revoke any appointment.

The Board considers the Company is not currently of a size, nor are its affairs of such complexity, to justify the formation of separate or special committees (other than an audit committee) at this time. The Board as a whole is able to address the governance aspects of the full scope of the Company's activities and to ensure that it adheres to appropriate ethical standards.

The skills, experience and expertise relevant to the position of each director who is in office at the date of the annual report and their term of office are detailed in the director's report.

The names of independent directors of the company are:

Brian Martin
Victor Webb

Corporate Governance Statement

When determining whether a non-executive director is independent the director must not fail any of the following materiality thresholds:

- less than 10% of Company shares are held by the director and any entity or individual directly or indirectly associated with the director;
- no sales are made to or purchases made from any entity or individual directly or indirectly associated with the director; and
- none of the director's income or the income of an individual or entity directly or indirectly associated with the director is derived from a contract with any member of the economic entity other than income derived as a director of the entity.

Independent directors have the right to seek independent professional advice at the company's expense in the furtherance of their duties as directors. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Due to the Company's limited size, appointments to the Board are considered by all of the Directors.

Role of the Board

The Board's primary role is the protection and enhancement of long-term shareholder value.

To fulfil this role the Board is responsible for oversight of the management and the overall corporate governance of the Company including its strategic direction, establishing goals for management, and monitoring the achievement of those goals.

Appointment to Other Boards

Directors are required to consider potential conflicts of interest when accepting appointments to other boards.

Trading Policy

The Company's policy regarding directors and employees trading in its securities is set by the full Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices.

Corporate Governance Statement

Audit Committee

Due to the limited size of the Company, all matters with respect to its audit, are considered by the full Board.

ASX principles of Good Corporate Governance

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June,2006. Adoption of these principles by the Company is outlines below.

	ASX Principle	Status	Comment
1	**Lay solid foundations for management and oversight**		
	Formalise and disclose the functions reserved to the board and those delegated to management	Not adopted	The Company has a small board comprising three directors of which two are independent and one is the Executive Chairman. The Company considers the expense of sourcing additional directors at this stage of its development is unwarranted. The roles and functions within the Company must remain flexible in order to best function within its level of available resources. The full Board currently meets only as required for formal meetings or to address any specific matters which may arise.
2	**Structure the board to add value**		
2.1	A majority of board members should be independent directors.	Adopted	The Board comprises three directors of which two are independent.
2.2	The Chairperson should be independent	Not adopted	
2.3	The roles of the chairperson and chief executive officer should not be exercised by the same individual	Not adopted	The positions of chairman and managing director/chief executive officer are not held by separate persons
2.4	The board should establish a nomination committee	Not adopted	In view of its size and acting in its ordinary capacity the Board carries out this function in regard to recommendation and election of new director.
2.5	Provide information indicated in the guide to reporting on Principle 2	Adopted in part	The skills and experience of directors are set out in the Company's Annual Report and on its website.
3	**Promote ethical and responsible decision-making**		
3.1	Establish a code of conduct to guide the directors, the chief executive officer, the chief financial officer and any other key executives as to : 3.1.1 the practices necessary to maintain confidence in the company's integrity 3.1.2 the responsibility and accountability of individuals for reporting or investigating reports of unethical practices	Adopted	The Company has formulated a code of conduct.
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	Adopted	The Company has formulated a securities trading policy.
3.3	Provide the information indicated in guide to reporting on Principle 3	Adopted	

Corporate Governance Statement

	ASX Principle	Status	Comment
4	**Safeguard integrity in financial reporting**		
4.1	Require the chief executive officer and the chief financial officer to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards	Adopted	
4.2	The board should establish an audit committee	Not adopted	The whole Board considers all audit matters.
4.3	Structure the audit committee so that it consists of; only non-executive directors, a majority of independent directors, an independent chairperson of the Board, and at least three members	Not adopted	
4.4	The audit committee should have a formal charter	Not adopted	
4.5	Provide the information indicated in guide to reporting on Principle 4	Not adopted	
5	**Make timely and balanced disclosure**		
5.1	Establish written policies and procedures designed to ensure compliance with ASX listing rules disclosure requirements and to ensure accountability at a senior level for that compliance	Not adopted	The Company has instigated internal procedures designed to provide reasonable assurance as to the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with relevant laws and regulations. The Board is acutely aware of the continuous disclosure requirements and there are strong informal systems in place to ensure compliance underpinned by experience.
5.2	Provide the information indicated in guide to reporting on Principle 5	Not adopted	
6	**Respect the rights of shareholders**		
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings	Adopted	All shareholders are kept informed of major developments affecting the Company. This disclosure is through regular shareholder communications including the Annual Report, quarterly reports, the Company website, and the distribution of specific releases covering major transactions or events.
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the audit and the preparation and content of the auditor's report	Adopted	The Company's auditors are requested to attend all general meetings of the Company.
7	**Recognise and manage risk**		
7.1	The board or appropriate board committee should establish policies on risk oversight and management	Not adopted	While the Company does not have formalised policies on risk management the Board recognises its responsibilities for identifying areas of significant business risk and for ensuring that arrangements are in place for adequately managing these risks and such issues are regularly reviewed.
7.2	The chief executive officer and the chief financial officer should state to the board in writing that: 7.2.1 the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board 7.2.2 the company's risk management and internal compliance and control system operating efficiently and effectively in all material respects	Not adopted	Determined areas of risk which are regularly considered include: - performance and funding of exploration activities - budget control and asset protection - status of mineral tenements - land access and native title considerations - compliance with government laws and regulations - safety and the environment - continuous disclosure obligations
7.3	Provide information indicated in guide to reporting on Principle 7	Not adopted	

Corporate Governance Statement

	ASX Principle	Status	Comment
8	**Encourage enhanced performance**		
8.1	Disclose the process for performance evaluation of the board, its committees, and individual directors and key executives	Not adopted	The Company does not consider it appropriate to have a sub-committee of the Board to consider remuneration matters. The remuneration of executive and non-executive directors is reviewed by the Board with the exclusion of the director concerned. The remuneration of management and employees is reviewed by the Board and approved by the Chairman. The Chairman's fees are approved by the other directors. Acting in its ordinary capacity the Board may, from time to time, consider and determine performance issues including the identification of matters that may have a material effect on the price of the Company's securities. Whenever relevant, any such matters are reported to the ASX.
9	**Remunerate fairly and responsibly**		
9.1	Provide disclosure in relation to the company's remuneration policies and benefits to those policies and the link between remuneration paid to directors and key executives and corporate performance	Adopted	The Company discloses remuneration-related information in its annual report to shareholders in accordance with the Corporations Act 2001. Remuneration levels are determined by the Board on an individual basis, the size of the Company making individual assessment more appropriate than formal remuneration policies. In doing so, the Board seeks to retain professional services as it deems necessary, at reasonable market rates, and seeks external advice and market comparisons where necessary.
9.2	The board should establish a remuneration committee	Not adopted	
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives	Adopted	
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders	Adopted	
9.5	Provide information indicated in guide to reporting on Principle 9	Adopted in part	
10	**Recognise legitimate interests of stakeholders**		
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders	Adopted	The Board continues to review existing procedures over time to ensure adequate processes are in place. All directors, employees, and contractors are expected to act with the utmost integrity and objectivity in their dealings with other parties, striving, at all times, to enhance the reputation and performance of the Company.

Income Statement

For the year ended 30 June 2006

	Note	2006 $	2005 $
Revenue from operating activities	4	121,391	91,280
Revenue from ordinary activities		121,391	91,280
Depreciation expenses		380	787
Occupancy costs		70,374	74,894
Consulting and directors' fees		240,000	115,239
Employment costs		95,020	54,500
Other expenses from ordinary activities	5	283,233	244,057
		689,007	489,477
Loss from ordinary activities before income tax		567,616	398,197
Income tax expense relating to ordinary activities	6	-	-
Net loss attributable to members of Carrick Gold Limited		567,616	398,197
Total changes in equity other than those resulting from transaction with owners as owners		567,616	398,197
Basic and diluted loss (cents) per share	15	(0.9)	(0.8)

The accompanying notes form an integral part of these financial statements.

Balance Sheet

For the year ended 30 June 2006

	Note	June 2006 $	June 2005 $
CURRENT ASSETS			
Cash assets	18(b)	1,685,187	2,160,045
Receivables	8	50,967	59,671
Total current assets		1,736,154	2,219,716
NON-CURRENT ASSETS			
Property, plant and equipment	9	-	3,012
Exploration, evaluation and development expenditure	10	5,639,106	3,696,239
Total non-current assets		5,639,106	3,699,251
Total assets		7,375,260	5,918,967
CURRENT LIABILITIES			
Payables	11	408,504	84,872
Total current liabilities		408,504	84,872
Total liabilities		408,504	84,872
Net assets		6,966,756	5,834,095
EQUITY			
Contributed equity	12	8,295,605	6,595,328
Reserves	13	66,300	66,300
Accumulated losses	13	(1,395,149)	(827,533)
Total equity		6,966,756	5,834,095

The accompanying notes form an integral part of these financial statements.

Statement of Changes in Equity

For the year ended 30 June 2006

	Issued Capital $	Accumulated Losses $	Share payment reserve $	Total Equity $
As at 1 July 2004	875,000	(429,336)	-	445,664
Loss for the year	-	(398,197)	-	(398,197)
Shares issued	5,600,000	-	-	5,600,000
Shares issued under placement	640,000	-	-	640,000
Shares issued from exercise of options	5,500	-	-	5,500
Cost of share based payments	-	-	66,300	66,300
Transaction costs from issue of shares	(525,172)	-	-	(525,172)
As at 30 June 2005	6,595,328	(827,533)	66,300	5,834,095

	Issued Capital $	Accumulated Losses $	Share payment reserve $	Total Equity $
As at 1 July 2005	6,595,328	(827,533)	66,300	5,834,095
Loss for the year	-	(567,616)	-	(567,616)
Shares issued under placement	1,000,000	-	-	1,000,000
Shares issued from exercise of options	735,548	-	-	735,548
Transaction costs from issue of shares	(35,271)	-	-	(35,271)
As at 30 June 2006	8,295,605	(1,395,149)	66,300	6,966,756

The accompanying notes form an integral part of these financial statements.

Cash Flow Statement

For the year ended 30 June 2006

	Note	2006 $	2005 $
Cash flows from Operating Activities			
Payments to suppliers and employees		(693,078)	(483,712)
Interest received		121,391	91,280
Net cash used in operating activities	18(a)	(571,687)	(392,432)
Cash flows from Investing Activities			
Payments for plant and equipment		-	(3,799)
Payments for mineral exploration and mining activities		(1,603,448)	(1,373,001)
Net cash used in investing activities		(1,603,448)	(1,376,800)
Cash flows from Financing Activities			
Proceeds from issue of shares		1,735,548	4,416,500
Fund raising costs		(35,271)	(525,172)
Proceeds from borrowings		-	19,000
Net cash provided by financing activities		1,700,277	3,910,328
Net (decrease)/ increase in cash held		(474.858)	2,141,096
Cash at the beginning of the financial year		2,160,045	18,949
Cash at the end of the financial year	18(b)	1,685,187	2,160,045

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2006

1. Basis of Preparation

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The Company has prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First –time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the Company resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures excluding cases where optional exemptions are available under AASB 1 have been applied. These accounts are the first full year financial statements of the Company to be prepared in accordance with Australian equivalents to IFRS.

The accounting policies set out below have been consistently applied to all years presented. Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 3 to this report.

The financial report has been prepared on an accruals basis and is based on historical costs.

2. Summary of Significant Accounting Policies

a) Income Tax

The company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any non-assessable or disallowed items.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

b) Revenue Recognition

Revenue from the sale of goods is recognised when the company has transferred to the buyer the significant risks and rewards of ownership of the goods. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

All revenue is stated net of the amount of goods and services tax (GST).

2. Summary of Significant Accounting Policies (Cont.)

c) Mining Tenements and Exploration and Development Expenditure

Mining tenements are carried at cost, less accumulated impairment losses.

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

d) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of land and buildings are credited to a revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against fair value reserves directly in equity; all other decreases are charged to the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset charged to the income statement and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained earnings.

Depreciation

Depreciation is calculated on a straight line basis so as to write off the net costs of each asset over the expected useful life. Plant and equipment is depreciated over a useful life of 3 years.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

2. Summary of Significant Accounting Policies (Cont.)

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to the economic entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

f) Impairment assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

g). Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

h) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST. Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

i) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

3. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards

Reconciliation of Equity at 1 July 2004	Previous GAAP at 1/07/2004	Adjustments on introduction of Australian equivalents to IFRS	Australian equivalents to IFRS at 1/07/2004
	$	$	$
CURRENT ASSETS			
Cash assets	18,949	-	18,949
Receivables	2,284	-	2,284
TOTAL CURRENT ASSETS	21,233	-	21,233
NON CURRENT ASSETS			
Plant and equipment	-	-	-
Exploration, evaluation and development expenditure	2,286,381		2,286,381
TOTAL NON CURRENT ASSETS	2,286,381	-	2,286,381
TOTAL ASSETS	2,307,614	-	2,307,614
CURRENT LIABILITIES			
Payables	1,761,950	-	1,761,950
Interest bearing liabilities	100,000	-	100,000
TOTAL CURRENT LIABILITIES	1,861,950	-	1,861,950
TOTAL LIABILITIES	1,861,950	-	1,861,950
NET ASSETS	445,664	-	445,664
EQUITY			
Contributed equity	875,000	-	875,000
Accumulated losses	(429,336)	-	(429,336)
TOTAL EQUITY	445,664	-	445,664

Notes to the Financial Statements
For the year ended 30 June 2006

3. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards (Cont.)

Reconciliation of Equity at 30 June 2005	Previous GAAP at 30/06/2005	Adjustments on introduction of Australian equivalents to IFRS	Australian equivalents to IFRS at 30/06/2005
	$	$	$
CURRENT ASSETS			
Cash assets	2,160,045	-	2,160,045
Receivables	59,671	-	59,671
TOTAL CURRENT ASSETS	2,219,716	-	2,219,716
NON CURRENT ASSETS			
Plant and equipment	3,012	-	3,012
Exploration, evaluation and development expenditure	3,696,239	-	3,696,239
TOTAL NON CURRENT ASSETS	3,699,251	-	3,699,251
TOTAL ASSETS	5,918,967	-	5,918,967
CURRENT LIABILITIES			
Payables	84,872	-	84,872
Interest bearing liabilities	-	-	-
TOTAL CURRENT LIABILITIES	84,872	-	84,872
TOTAL LIABILITIES	84,872	-	84,872
NET ASSETS	5,834,095	-	5,834,095
EQUITY			
Contributed equity	6,595,328		6,595,328
Reserves	-	66,300	66,300
Accumulated losses	(761,233)	(66,300)	(827,533)
TOTAL EQUITY	5,834,095	-	5,834,095

3. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards (Cont.)

Reconciliation of Loss for the full year to 30 June 2005	Previous GAAP	Effect of transition to Australian equivalents to IFRS	Australian equivalents to IFRS
	$	$	$
Revenue from ordinary activities	91,280	-	91,280
Depreciation expenses	(787)	-	(787)
Borrowing costs	(20,000)	-	(20,000)
Occupancy expenses	(74,894)	-	(74,894)
Consulting and directors' fees	(115,239)	-	(115,239)
Other expenses from ordinary activities	(212,257)	(66,300)	(278,557)
Loss from ordinary activities before income tax	(331,897)	(66,300)	(398,197)
Income tax expense relating to ordinary activities	-	-	-
Net loss attributable to members of the parent entity	(331,897)	(66,300)	(398,197)
Basic and diluted loss per share (cents per share)	(0.7)		(0.8)

Exploration Expenditure

In December 2004, the Australian Accounting Standards Board released AASB 6: Exploration for and Evaluation of Mineral Resources. AASB 6 effectively grandfathers the existing policies used by Australian entities to recognise and measure exploration and evaluation assets. AASB 6 and AASB 136: Impairment of Assets provides more detailed guidance than existing Australian Accounting Standards on testing the impairment of assets.

Impairment of Assets

Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of net selling prices and value in use. This will result in a change in the economic entity's current accounting policy which determines the recoverable amount of an asset on the basis of future cash flows. Under the new policy, it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. It is not expected that there will be any material impact as a result of adoption of this Standard.

Share-based Payments

	30 June 2005	1 July 2004
	$	$
Options	66,300	-

Under AASB 2: Share-based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This Standard is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

3. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards (Cont.)

Income Taxes

Currently, the Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112 : Income Taxes, the Company will be required to adopt a balance sheet approach whereby temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. It is not expected that there will be any material impact as a result of adoption of this Standard.

	2006 $	2005 $
4. Revenues		
Revenues from operating activities		
Interest received	121,391	91,280
Total revenues from ordinary activities.	121,391	91,280
5. Expenses		
Other expenses from ordinary activities		
Legal and other professional expense	15,513	70,576
Travel and promotion expense	89,174	25,495
Corporate expense	32,240	20,522
Share-based payment expense	-	66,300
Other expenses	146,306	41,164
Total other expenses from ordinary activities	283,233	224.057
6. Income Taxes		
The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:		
Prima facie tax payable benefit on loss from ordinary activities at 30% (2005: 30%)	(170,285)	(99,569)
Tax effect of permanent differences	(31,256)	26,156
Tax effect of temporary differences	(565,232)	(410,386)
Deferred tax benefit not brought to account	767,043	483,799
Income tax expense attributable to ordinary activities	-	-
Deferred tax asset not taken to account	1,741,851	974,808

No income tax is payable by the Company. The directors have considered it prudent not to bring to account the deferred tax benefit of income tax losses and exploration deductions, until there is a probability of deriving assessable income of a nature and amount to enable such benefit to be realised.

This deferred tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the company in realising the benefit.

7. Dividends

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

	2006 $	2005 $
8. Receivables (Current)		
Goods and services tax receivable	50,967	59,671
9. Plant and Equipment		
Plant and equipment		
At cost	-	3,799
Accumulated depreciation	-	(787)
	-	3,012
(a) Movements in carrying amounts		
Balance at the beginning of year	3,012	-
Additions	-	3,799
Write off	(2632)	
Depreciation expense	(380)	(787)
Balance at the end of year	-	3,012

10. Exploration, evaluation and development expenditure

	2006 $	2005 $
Exploration, evaluation and development expenditures carried forward in respect of mining areas of interest		
Pre-production		
-Tenement acquisition and exploration costs	**5,700,862**	3,757,995
-Accumulated amortisation	(61,756)	(61,756)
	5,639,106	3,696,239

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective mining areas. Amortisation of the costs carried forward for the development phase is not being charged pending the commencement of production.

11. Payables (Current)

	2006 $	2005 $
Trade creditors	401,354	84,872
Accrual	7,150	-
	408,504	84,872

12. Contributed Equity

	2006 $	2005 $
a) Paid up capital		
65,705,237 (30 June 2005: 60,027,500 ordinary shares)	8,295,605	6,595,328

b) Movements in shares on issue	No of Shares	Paid up Capital $
Balance 1 July 2004	30,000,000	875,000
Shares issued under Initial Public Offering	28,000,000	5,600,000
Shares issued under placement	2,000,000	640,000
Shares issued from exercise of options	27,500	5,500
Transaction costs from issue of shares	-	(525,172)
Balance 30 June 2005	60,027,500	6,595,328
Shares issued under placement	2,000,000	1,000,000
Shares issued from exercise of options	3,677,737	735,548
Transaction costs from issue of shares	-	(35,271)
Balance 30 June 2006	65,705,237	8,295,605

c) Movements in options on issue	
Balance 1 July 2004	-
Exercisable at 20cents on or before 31 December 2006	29,500,000
Exercisable at 20 cents on or before 30 November 2006	2,000,000
Exercisable at 50 cents on or before 30 November 2006	2,000,000
Less: Options exercised (20cents, 31 December 2006)	(27,500)
Balance 30 June 2005	33,472,500
Less: Options exercised (20 cents, 31 December 2006)	(3,677,737)
Balance 30 June 2006	29,794,763

d) Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

13. Reserves and accumulated losses

	2006 $	2005 $
(a) Reserves		
Share-based payments reserve		
Balance 1 July	66,300	-
Option expense	-	66,300
Balance 30 June	66,300	66,300

The share-based payments reserve is used to recognise the fair value of options issued as payments for services but not exercised.

	2006 $	2005 $
(b) Accumulated losses		
Balance 1 July	(827,533)	(429,336)
Net loss for the year	(567,616)	(398,197)
Balance 30 June	(1,395,149)	(827,533)

14. Related Party Information

(a) Directors

The following persons were directors of Carrick Gold Limited during the financial year:

Frank Carr Executive Chairman
Brian Martin Director
Victor Webb Director

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Bevan Jaggard Company Secretary/Project Manager

(a) Key management personnel compensation

2006	Short-term benefits			Post-employment benefits		Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super Annuation $	Retirement benefits $	Options $	Others $	Total $
Directors								
Frank Carr	80,000	-	-		-	-	80,000+	160,000
Brian Martin	40,000	-	-		-	-	-	40,000
Victor Webb	40,000	-	-		-	-	-	40,000
Sub-total Directors	160,000	-	-		-	-	80,000	240,000
Other key management personnel								
Bevan Jaggard	62,526	-	-	5,627	-	-	-	68,153
Elaine Carr	24,750*			2,228			-	26,978
Totals	247,276	-	-	7,855	-	-	80,000	335,131

2005	Short-term benefits			Post-employment benefits		Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super Annuation $	Retirement benefits $	Options $	Others $	Total $
Directors								
Frank Carr	40,000	-	-	3,600	-	-	20,000+	63,600
Brian Martin	20,000	-	-	1,800	-	-	-	21,800
Victor Webb	20,000	-	-	-	-	-	-	20,000
Sub-total Directors	80,000	-	-	5,400	-	-	20,000	105,400
Other key management personnel								
Bevan Jaggard	50,000	-	-	4,500	-	-	-	54,500
Elaine Carr	-	-	-	-	-	-	-	-
Totals	130,000	-	-	9,900	-	-	20,000	159,900

+Fees paid in the normal course of business for management and administration services totalling $80,000 (2005: $20,000) paid to Noble Pacific Limited, a company in which Frank Carr is a director.
* Commenced employment 1 January 2006

(b) Shareholdings of directors and other key management personnel

	Balance 1 July 2005	Received as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2006
Directors					
Frank Carr	36,000,000	-	-	300,000	36,300,000
Brian Martin	410,000	-	-	-	410,000
Victor Webb	200,000	-	-	-	200,000
Other key management personnel					
Bevan Jaggard	1,906,000	-	-	-	1,906,000
Elaine Carr	-	-	-	-	-
Totals	38,516,000	-	-	300,000	38,816,000

(a) Option holdings of directors and other key management personnel

	Balance 1 July 2005	Received as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2006
Directors					
Frank Carr	17,695,800	-	-	(3,695,800)	14,000,000
Brian Martin	180,000	-	-	(50,000)	130,000
Victor Webb	100,000	-	-	-	100,000
Other key management personnel					
Bevan Jaggard	950,000	-	-	-	950,000
Elaine Carr	-	-	-	-	-
Totals	18,925,800	-	-	(3,745,800)	15,180,000

(b) Other transactions and balances with directors and other key management personnel

Loans

During the financial year ended 30 June 2005, $19,000 was loaned to Carrick Gold Limited by Frank Carr's director-related entities. Outstanding debt of $1,829,000 payable to director-related entities was extinguished with the issue of 9,145,000 shares at 20 cents each. Interest of $20,000 was paid in relation to these loans.

Service Agreement

The Company has entered into a service agreement with Noble Pacific Limited, a director related entity, which commenced 1 April 2005 at the rate of $20,000 per quarter for management and administration of the Company. The agreement is renewable by negotiation and mutual consent.

	2006 $	2005 $
15. Loss Per Share		
(a) Basic Loss Per Share		
Loss used in calculating basic loss per share	(567,616)	(398,197)
Weighted average number of ordinary shares on issue during the year used as the denominator in calculating basic loss per share	63,094,108	47,972,418

(b) Diluted Loss Per Share

Diluted loss per share is the same as basic loss per share as there are no potential ordinary shares that are dilutive.

16. Auditors Remuneration

	2006	2005
Remuneration of the auditor for:		
- auditing and reviewing financial reports	11,250	8,000
- taxation services	1,500	1,500
- investigating accountant's report	-	3,717
	12,750	13,217

17. Segment Information

The economic entity operates in only one industry segment being mineral exploration and only one geographical segment being Australia.

	2006 $	2005 $

18. Cash Flow Information

(a) Reconciliation of the net loss after income tax to the net cash flows from operating activities

	2006 $	2005 $
Net loss for the year	(567,616)	(331,897)
Non-cash items		
Depreciation on non-current assets	380	787
Plant and equipment written off	2,632	-
Changes in assets and liabilities		
(Increase) in trade and other receivables	8,704	(57,387)
(Decrease) in trade and other creditors	(15,787)	(4,935)
Net cash outflow from operating activities	(571,687)	(393,432)

(b) Reconciliation of cash

	2006 $	2005 $
Cash balance comprises:		
- cash assets	1,685,187	2,160,045
Closing cash balance	1,685,187	2,160,045

19. Expenditure Commitments

The Company has certain commitments to meet minimum expenditure requirements on the mineral exploration assets in which it has an interest. Outstanding exploration commitments are as follows:

	2006 $	2005 $
Not later than one year	271,700	161.700

20. Financial Instruments

(a) Interest Rate Risk

The Company's exposure to interest rate risk which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below:

	Weighted Average Interest Rate	Floating Interest Rate $	Fixed Interest Maturing 1 Year or Less $	Fixed Interest Maturing 1 to 5 Years $	Non-Interest Bearing $	Total $
30 June 2006						
Financial Assets						
Cash assets	5.65%	1,685,187	-	-	-	1,685,187
Receivables	-	-	-	-	50,967	50,967
		1,685,187	-	-	50,967	1,736,154
Financial Liabilities						
Payables	-	-	-	-	408,504	408,504
		-	-	-	408,504	408,504
Net financial assets/(liabilities)		1,685,187	-	-	(357,537)	1,327,650

	Weighted Average Interest Rate	Floating Interest Rate $	Fixed Interest Maturing 1 Year or Less $	Fixed Interest Maturing 1 to 5 Years $	Non-Interest Bearing $	Total $
30 June 2005						
Financial Assets						
Cash assets	5.7%	1,997,818	-	-	162,227	2,160,045
Receivables	-	-	-	-	59,671	59,671
		1,997,818	-	-	221,898	2,219,716
Financial Liabilities						
Payables	-	-	-	-	84,872	84,872
		-	-	-	84,872	84,872
Net financial assets		1,997,818	-	-	137,026	2,134,844

(b) Credit Risk

The maximum exposure to credit risk at balance date on financial assets of the Company is the carrying amount, net of any provisions for doubtful debts, as disclosed in the Balance Sheet and Notes to the financial statements.

(c) Net Fair Value of Financial Assets and Liabilities

The carrying amounts of financial instruments included in the balance sheet approximate their fair values due to their short terms of maturity.

Notes to the Financial Statements
For the year ended 30 June 2006

21. Events Subsequent to Reporting Date

There were no events of significance subsequent to 30 June 2006.

22. Contingent Liabilities

There are no contingent liabilities at reporting date.

Directors' Declaration

The Directors of the Company declare that:

1. The financial statements and notes as set out on pages 12 to 30 are in accordance with the Corporations Act 2001; and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the Economic Entity's financial position as at 30 June 2006 and of the performance for the year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

3. The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Frank Carr
Chairman

Dated: 18th August 2006

RSM Bird Cameron Partners
Chartered Accountants

8 St Georges Terrace Perth WA 6000
GPO Box R1253 Perth WA 6844
T +61 8 9261 9100 F +61 8 9261 9101
www.rsmi.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF CARRICK GOLD LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Carrick Gold Limited (the Company) for the year ended 30 June 2006.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes the responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. .

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- Examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- Assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In accordance with ASIC Class Order 05/83, we declare to the best of our knowledge and belief that the auditor's independence declaration set out on page 34 of the financial report has not changed as at the date of providing our audit opinion.

Audit Opinion

In our opinion, the financial report of Carrick Gold Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of Carrick Gold Limited's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

RSM Bird Cameron Partners

RSM BIRD CAMERON PARTNERS
Chartered Accountants

S C CUBITT
Partner

Perth, WA
Dated: 18 August 2006

RSM! Bird Cameron Partners
Chartered Accountants

8 St Georges Terrace Perth WA 6000
GPO Box R1253 Perth WA 6844
T +61 8 9261 9100 F +61 8 9261 9101
www.rsmi.com.au

AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF
CARRICK GOLD LIMITED

In relation to our audit of the financial report of Carrick Gold Limited for the year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

RSM Bird Cameron Partners

RSM BIRD CAMERON PARTNERS
Chartered Accountants

S C CUBITT
Partner

Perth, WA
Dated: 18 August 2006

This page has been left blank intentionally.

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd. and not shown elsewhere in this report is as follows:

(a) Distribution of equity securities

Carrick Gold Limited Top Spread Report DATE: 30/6/2006
ACN:100 405 954 CLASS: CRK FULLY PAID ORDINARY SHARES

Spread of Holdings	Number of Holders	Number of Shares	% of Total Issued Capital
1-1,000	16	12,485	0.019%
1,001-5,000	79	275,816	0.420%
5,001-10,000	117	1,068,842	1.627%
10,001-100,000	227	8,201,259	12.482%
100,001 and over	34	56,146,835	85.453%
TOTAL	**473**	**65,705,237**	**100.000%**
The number of shareholders holding less than a marketable parcel of shares are:	3	*860*	

(b) Twenty largest shareholders

RANK	SHAREHOLDER	Total Shares	% Issued Capital
1	FRANK CARR	36,300,000	55.247
2	LINK TRADERS (AUST) PTY LTD	5,880,145	8.949
3	HSBC CUSTODY NOMINEES (AUST.) LTD.	3,711,050	5.648
4	BEVAN ALFRED JAGGARD	1,906,000	2.901
5	CATHOLIC CHURCH INSURANCES LTD.	1,400,000	2.131
6	NAVOS WORLD PTY LTD	500,000	0.761
7	TOWO PTY LTD	500,000	0.761
8	SUE PATRICIA ROGERS	375,000	0.571
9	PRIME SECURITIES INVESTMENT	366,520	0.558
10	HURST POLLOCK NOMS PTY LTD	360,000	0.548
11	ANARAY PTY LTD	348,000	0.530
12	ANZ NOMINEES LIMITED	343,666	0.523
13	LEFTONE NOMINEES PTY LTD	300,000	0.457
14	LAWSTAR PTY LTD	300,000	0.457
15	JP MORGAN NOMINEES AUST. LTD.	290,000	0.441
16	FRENCH CONSULTING PTY LTD	275,000	0.419
17	NAVOS WORLD PTY LTD	250,000	0.380
18	NATIONAL NOMINEES LIMITED	240,985	0.367
19	VICTOR WEBB	200,000	0.304
20	BRIAN MARTIN	200,000	0.304
	TOTAL	**54,046,366**	**82.256**

Carrick Gold Limited DATE: 30/06/2006
ACN:100 405 954 CLASS: CRKO OPTIONS

Spread of Holdings	Number of Holders	Number of Shares	% of Total Issued Capital
1-1,000	0	0	0.000%
1,001-5,000	67	327,200	1.268%
5,001-10,000	34	288,250	1.117%
10,001-100,000	117	3,441,768	13.343%
100,001 and over	25	21,737,545	84.271%
TOTAL	243	25,794,763	**100.000%**

(c) Twenty largest option holders

		Units	% of Total Options
1	FRANK CARR	14,000,000	54.275
2	LINK TRADERS (AUST) PTY LTD	1,262,482	4.894
3	BEVAN ALFRED JAGGARD	950,000	3.683
4	HSBC CUSTODY NOMINEES (AUST.) LTD.	748,308	2.901
5	PRIME SECURITIES INVESTMENT	633,480	2.456
6	REGALWEST PTY. LTD.	455,000	1.764
7	LEFTONE NOMINEES PTY LTD	400,000	1.551
8	CAMERON BLOOM PHOTOGRAPHY	367,975	1.427
7	NAVOS WORLD PTY LTD	250,000	0.848
9	TOWO PTY LTD	250,000	0.969
10	BEVERLEY FRANCES PUNCH	225,500	0.874
11	ANARAY PTY LTD	222,300	0.862
12	ECNARUDNE PTY. LTD.	212,500	0.824
13	RONALD STANLEY PUNCH	200,000	0.775
14	JANICE MARGARET ROLL	200,000	0.775
15	SUE PATRICIA ROGERS	187,500	0.727
16	METCORE PTY LIMITED	187,500	0.727
17	ANDREW ROSS BLOOM	170,000	0.659
18	JOHN GILMORE	168,000	0.651
19	CAMERON BLOOM PHOTOGRAPHY	155,000	0.601
20	LAWSTAR PTY. LTD.	150,000	0.582
	TOTAL	**21,145,545**	**81.976**

(d) Substantial shareholders

The names of substantial shareholders who have notified the company in accordance with section 617B of the Corporations Act 2001 are:

	Number of Shares
Frank Carr	36,400,000
Link Traders (Aust) Pty. Ltd.	5,880,145
HSBC Custody Nominees Australia Limited	3,711,050

(e) Voting rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

Cover picture
RC Drilling at Lindsay's South - approximately 50kms NE of Kalgoorlie-Boulder.

CARRICK GOLD LIMITED
ACN 100 405 954

Produced by
Carrick Gold Limited
GPO Box 2567
Perth WA 6000 Australia

Telephone (08) 9225 5544
Facsimile (08) 9225 5533

Internet www.carrickgold.com
Email info@carrickgold.com